UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Subject Company)

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

EMBRATEL PARTICIPAÇÕES S.A.

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

(Offerors)

(Name of Filing Persons)

Preferred Shares, no par value, and

American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Isaac Berensztejn

Chief Financial Officer

Empresa Brasileira de Telecomunicações S.A. – Embratel

Av. Presidente Vargas, n° 1012

20071-002 Rio de Janeiro, RJ, Brazil

Telephone: (55) 21 2121-3636

with copies to

Nicolas Grabar, Esq.

Neil Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212) 225-2000

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No: N/A	Filing Party: N/A Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

None of Empresa Brasileira de Telecomunicações S.A. – Embratel, Embratel Participações S.A. (“Embrapar”) or GB Empreendimentos e Participações S.A. (together, the “Offerors”) nor any of their affiliates has commenced the tender offer to which this communication relates. In connection with the proposed transaction, the Offerors will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) and Net Serviços de Comunicação S.A. (“Net”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”). Investors and security holders are urged to carefully read the Tender Offer Statement and the other related tender offer materials and the Solicitation/Recommendation Statement, when they are available and as they may be amended from time to time, before any decision is made with respect to the offer because they will contain important information. Shareholders of Net may obtain a free copy of the Tender Offer Statement and other related documents (when available) filed by the Offerors and the Solicitation/Recommendation Statement and other related documents (when available) filed by Net, in each case, with the SEC at the SEC’s website at www.sec.gov.

On July 19, the Offerors submitted a draft of their “Notice of Unified Offer to Purchase Shares of Common Shares and Preferred Shares Issued by Net Serviços de Comunicação S.A.,” known as an Edital, to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”), which the CVM published on July 20, 2012. On August 16, 2012, as part of its review process, the CVM issued comments on the draft Edital. In response to the CVM’s comments, the Offerors filed a revised draft of the Edital with the CVM on September 14, 2012, which is attached hereto as Exhibit 99.1.

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit No.	Description

99.1	Notice of Unified Offer to Purchase Shares of Common Shares and Preferred Shares Issued by Net Serviços de Comunicação S.A., submitted for review to the Comissão de Valores Mobiliários, as made public on October 1, 2012 (English translation).